Exhibit 99.2

Borr Drilling Limited – Information on Potential Equity Offering

Hamilton, Bermuda 14 July 2022: Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) refers to its communication of 14 July 2022 regarding the agreements in principle reached with secured creditors for a refinancing of a majority of its secured debt.

The Company announces that the refinancing is to be partially enabled by equity, which we plan to raise after 11 August 2022 when the Company will report its Q2 numbers.

The proceeds of the potential equity raise are expected to be used to partially paydown certain secured facilities. The company targets to raise up to $250 million in the offering which could be reduced in case of syndication of facilities, additional asset sales or joint ventures at attractive prices can be realized.

This press release does not constitute an offer of any securities for sale, and securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to the proposed offering , including expected timing and size and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including the risk that the potential offering does not proceed on contemplated terms or timing or at all, risk of dilution to shareholders, risks relating to the use of proceeds and negotiations with creditors including the risk that the conditions to the agreements in principle are not met or that the terms of the agreements in principle are not implemented with definitive binding agreements on expected terms or at all, the risk that vessel sales may not be completed on expected terms or at all, risks relating to covenants in debt facilities and liquidity and the risk that Borr may not be able to obtain necessary waivers or extensions of waivers and consents or refinance its debt maturities beyond 2023 and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.